Mail Stop 3561

January 11, 2008

Pericles DeAvila
President
SKRM Interactive Inc.
14553 South 790 West
Bluffdale, UT 84065

> **RE: SKRM Interactive Inc.**
> **Item 4.01 Form 8-K filed January 10, 2008**
> **File No. 0-24370**

Dear Mr. DeAvila:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

1. You have not provided all of the disclosures required by Item 304(a) of Regulation S-B. Please file an amendment to report any reportable events through November 19, 2007, and also to state whether or not there were any disagreements with the former accountants. The disclosure with respect to disagreements is required even if there were none. This disclosure should be provided for the two most recent fiscal years and the interim period through November 19, 2007.

2. Please provide a copy of the revised disclosures to your former accountant and request them to provide a letter stating whether or not they agree with the disclosures. The letter should be filed as Exhibit 16 in an amended filing. Please see Item 304(a)(3) of Regulation S-B.

3. The disclosure with respect to the new engagement should be revised to include any consultations through the date of engagement, not the quarterly period through September 30, 2007. Please revise as appropriate.

4. We note that your most recent Form 10-QSB was filed on November 20, 2007; however, you dismissed your former accountant on November 19, 2007. Please tell us who reviewed the financial statements included in the Form 10-QSB filed on November 20, 2007.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosures in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

As appropriate, and respond to these comments within five business days or tell us when you will provide us with a response. Please note that disclosures with respect to changes in accountants are due within four business days of the date of event. Your disclosures were not made timely. Please provide the representations requested above and submit your response to these comments as an EDGAR correspondence file.

   You may contact Robert Burnett, Staff Accountant, at (202) 551-3330, or in his absence, me at (202) 551-3841 if you have questions regarding this letter.

         Sincerely,

         Michael Moran
         Branch Chief